FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Host Second Annual BlackBerry Developer Conference from November 9 - 12	4

Document 1

October 28, 2009

FOR IMMEDIATE RELEASE

RIM to Host Second Annual BlackBerry Developer Conference from November 9 - 12

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will host its second annual BlackBerry® Developer Conference from November 9 – 12, 2009 in San Francisco.

The conference will feature keynote addresses by:

•	Mike Lazaridis - Founder, President and Co-CEO
•	David Yach - CTO, Software
•	Alan Brenner - Senior Vice President, BlackBerry Platforms
•	Tyler Lessard - Vice President, Global Alliances and Developer Relations
•	Mike Kirkup - Director, Developer Relations

Attendees will have a unique opportunity to connect with BlackBerry platform experts from RIM and will learn first-hand the winners of the 2009 BlackBerry Partners Fund™ Developer Challenge.

The 2009 BlackBerry Developer Conference features more than 110 sessions that will appeal to commercial developers for both enterprise and consumer markets, corporate developers, business decision makers and application architects and designers. There are a range of sessions designed to accommodate both beginner and advanced application developers, including web developers, .NET developers and Java® developers.  In addition to General Sessions and Breakout Sessions, the conference features Hands-on Labs, onsite BlackBerry Developer Certification testing, a Mobility Pavilion and Talk With The Experts areas.

“The BlackBerry platform has continued its remarkable evolution over the past year as RIM has opened the platform more broadly and provided enhanced development tools that allow deeper integration with core BlackBerry smartphone features,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “Last year’s conference was a big success and we are looking forward to meeting with developers in San Francisco and engaging on new ways to innovate on the BlackBerry platform.”

BlackBerry Developer Conference Mobile Guide
The BlackBerry Developer Conference Mobile Guide application is now available on BlackBerry App World™ (www.blackberry.com/appworld). The mobile guide allows attendees to schedule sessions, look up speaker and sponsor information, get the latest news from the show, access conference maps and offer feedback.
-more-

Meet RIM Experts One-on-One
Conference delegates will also have the opportunity to ”Talk With The Experts” in order to engage in deeper discussions about developing for the BlackBerry® platform.

Attendees can ask questions individually or as part of a group and hear answers from RIM experts, as well as input from peers in the group. RIM experts will be available to provide feedback and advice on:

•	Java®
•	Web and Rich Media Content development
o	BlackBerry Widgets
•	BlackBerry App World™
•	BlackBerry services

Attendees can also schedule one-on-one meetings with RIM experts for more in-depth discussions. RIM experts will be available to discuss topics in the following categories:

•	Application Integration
•	BlackBerry® Enterprise Server
•	Data Storage
•	Diagnostic/Debugging/Optimization Tools
•	Games, Graphics, Camera, Screen Rendering
•	Java®/Games
•	Midlets
•	PIM
•	Security
•	User Experience Design (UED)
•	User Interface (UI)
•	Web/Widgets

Conference delegates can schedule one-on-one meetings when on-site at the conference.

Developer Challenge
The final judging for the BlackBerry® Partners Fund Developer Challenge will also take place on Monday, November 9, 2009. The challenge recognizes developers creating applications for the BlackBerry platform, and offers a grand prize valued at over $100,000.

Quick Links:
For the latest news and information about the BlackBerry Developer Conference, and to register, visit www.blackberrydeveloperconference.com.

For more information about the BlackBerry® Partners Fund Developer Challenge, visit www.blackberrypartnersfund.com/09contest.
-more-

Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers leading up to the conference and throughout the year.

Also, visit the new BlackBerry Developer Video Library at
www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.

Sign up for the BlackBerry Developer Newsletter at
http://na.blackberry.com/eng/developers/resources/newsletter.jsp.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United

States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 28, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations